UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 22, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE EREIT XIV, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-1993754
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Update

Mezzanine Loan – NexMetro Lakeridge Member, LLC

On November 20, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $9,951,001 (the “Lakeridge Mezzanine Loan”). Approximately $418,000 of the maximum principal balance was funded at closing. The mezzanine borrower, NexMetro Lakeridge Member, LLC, a Delaware limited liability company (“Lakeridge Member”), plans to use the proceeds to develop cottage-like apartments, generally located near the intersection of Debbie Lane and State Highway 360, Arlington, TX (the “Lakeridge Property”). Details of this acquisition can be found here.

On July 22, 2021, we executed an amendment to Lakeridge Mezzanine Loan increasing the maximum principal balance to $10,755,419. Lakeridge Member requested additional financing due to budget increases derived from the increased cost of construction materials and labor. An affiliate of our Manager earned an origination fee of approximately 2.0% of the incremental financing provided, paid directly by Lakeridge Member.

The amendment did not materially alter any other terms of the original Mezzanine Loan Agreement. The revised Loan-to-Cost (“LTC”) ratio of the Lakeridge Mezzanine Loan, aggregate with the Lakeridge Senior Loan, is 80.6%. The LTC ratio is the amount of the Lakeridge Senior Loan plus the amount of the Lakeridge Mezzanine Loan, divided by the total anticipated cost to construct the Lakeridge Property.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EREIT XIV, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: July 28, 2021